Exhibit 4.2

BW LPG LIMITED

LONG-TERM INCENTIVE PROGRAM 2022

General Terms and Conditions

(Amended on 15 July 2024)

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CONTENTS:

1	DEFINITIONS		3

2	BACKGROUND		4

3	GRANT AND AWARD OF OPTIONS		4

4	THE STRIKE PRICE		4

5	EXERCISE PERIOD AND EXERCISE WINDOWS		4
	5.1	General	4
	5.2	Company blackout periods	4
	5.3	Inside information	5
	5.4	Extended Exercise Period	5

6	CONDITIONS FOR EXERCISE OF OPTIONS		5
	6.1	Conditions related to the Options	5
	6.2	Conditions related to the Option Holder	5

7	OPTION EXERCISE		5
	7.1	Procedure for exercise of Options	5
	7.2	Payment of the Strike Price	5

8	CERTAIN CORPORATE EVENTS		6
	8.1	Changes in capitalization	6
	8.2	Dividends	6
	8.3	Rights issues	6
	8.4	Statutory Mergers	6
	8.5	Demergers/Spin-off	7
	8.6	Illiquidity events	7
	8.7	Alteration of capital	7
	8.8	Take-over offers	7

9	DELIVERY OF OPTION SHARES		8
	9.1	New shares, treasury shares or cash payment	8
	9.2	Issuance of New Shares	8
	9.3	Sale of Treasury Shares	8
	9.4	Cash Settlement Right	8

10	HOLDING PERIOD		8

11	CLAWBACK		8

12	INSIDER TRADING RULES AND DISCLOSURE OBLIGATIONS		9
	12.1	Insider trading rules	9
	12.2	Duty to disclose	10

13	TAX MATTERS		10
	13.1	General	10
	13.2	Singapore Individual Income Tax Implications	11

14	MISCELLANEOUS		13
	14.1	Transfers of Options	13
	14.2	Rights in the Company	13
	14.3	Right to terminate employment	13
	14.4	Lapsing of Options	13
	14.5	Entire Rules, Amendments	13

15	GOVERNING LAW AND JURISDICTION		14

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1	DEFINITION

In this document the following capitalised words and expressions shall have the following meanings:

“Accelerated Options”	means any Options which the Board may select as having an Early Vesting Date;

"Award Date"	shall have the meaning ascribed to such term in clause 3;

"Board"	means the board of directors of BW LPG; "BW LPG" or the "Company" means BW LPG Limited;

"BW LPG Group"	or the "Group" means BW LPG and its subsidiaries;

"Cash Settlement Amount"	shall have the meaning ascribed to such term in clause 9.4;

"Early Vesting Date”	means 23rd August 2024 for the relevant Accelerated Options;

"Exercise Period"	means the period from the Vesting Date of the relevant Options until the Expiry Date for the same Options;

"Exercise Windows”	means periods during the Exercise Period when Options may be exercised;

"Expiry Date"	means the sixth anniversary of the Award Date;

"Illiquidity Event"	shall have the meaning ascribed to such term in clause 8.6; "LTIP 2022" shall have the meaning ascribed to such term in clause 2; "Option Holder" shall have the meaning ascribed to such term in clause 3; "Option Shares" shall have the meaning ascribed to such term in clause 3; "Options" shall have the meaning ascribed to such term in clause 3;

"Strike Price"	shall have the meaning ascribed to such term in clause 4;

"Substitute Option Program"	shall have the meaning ascribed to such term in clause 8.4.2;

"Rules"	means the terms and conditions for LTIP 2022 as from time to time amended and as set out in this document;

"STA"	means the Norwegian Securities Trading Act, including the EU Market Abuse Regulation as implemented;

"Statutory Merger"	shall have the meaning ascribed to such term in clause 8.4.2;

"Vesting”	means the period from the Award Date during which the Options cannot be exercised being i) in the case of non-Accelerated Options, the three-year period from the Award Date, and ii) in the case of Accelerated Options, the period from the Award Date to the Early Vesting Date;

"Vesting Date"	means in relation to i) non-Accelerated Options, the third anniversary of the Award Date for the relevant Options, and ii) Accelerated Options, the Early Vesting Date for the relevant Accelerated Options;

"VWAP"	means the volume-weighted average share price quoted for the shares of the Company on the Oslo Stock Exchange.

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2	BACKGROUND

The Board has resolved to implement a long-term share-based incentive scheme for the Executive Management and key individuals of the BW LPG Group for the period from 2022 to 2026 ("LTIP 2022") as set out in these Rules.

3	GRANT AND AWARD OF OPTIONS

Rights to acquire shares in the Company (the "Options") are granted by the Company on an individual basis to the recipients set out below (each an "Option Holder") and any other employees that the Board may select. Each Option gives the Option Holder the right, but not the obligation, to subscribe (new shares) to or purchase (existing shares), at the Company’s choice, one – 1 – common share in the Company with a value of USD 0.01 (the "Option Shares"). Exercise of Options is subject to the Options being awarded and vesting.

(i)	CEO

(ii)	CFO

(iii)	Head of Commercial

(iv)	VP and Head of Technical

(v)	VP and Head of Operations

(vi)	VP Financial Reporting and Risk Management

(vii)	VP Corporate Development

(viii)	VP, BW LPG Infrastructure

(ix)	GM Fleet Operation and Efficiency

(x)	Freight Trader 1

(xi)	Freight Trader 2

(xii)	Freight Trader 3

(xiii)	Senior Manager, Corporate Development

The Options will be awarded on the date of the Company's announcement of its quarterly report for the last calendar quarter of the preceding year (the "Award Date").

4	THE STRIKE PRICE

The price at which shares can be acquired under the Options granted (the "Strike Price") shall be equal to the sum of: (i) Company VWAP the first five trading days following the Award Date, and (ii) 16% of the VWAP; subject to a minimum Strike Price of USD 0.01 of each share Option. In no event shall the Strike Price be set below zero. For Option Holders who are United States taxpayers, the minimum Strike Price shall be no less than 100% of the fair market value on the Award Date of the shares underlying the Option Shares.

5	EXERCISE PERIOD AND EXERCISE WINDOWS

5.1	General

The Option Holders may only exercise Options during Exercise Windows which fall within the Exercise Period and in accordance with these Rules.

The Company will communicate the dates of each Exercise Window to the Option Holders in advance.

5.2	Company blackout periods

Options cannot be exercised in blackout periods for trading in the shares as follows from STA or as from time to time-resolved by the Company (e.g. in a period prior to publication of financial information), except at the Expiry Date of the Options if permitted under the STA.

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5.3	Inside information

The Option Holders may not exercise Options when being in possession of inside information (as defined by the STA) except at the Expiry Date of the Options if permitted under the STA.

5.4	Extended Exercise Period

In case applicable insider trading rules should prevent Option Holders from exercising Options prior to the Expiry Date, the Board may extend the Exercise Period to allow such Option Holder to exercise Options when the Option Holder is no longer in possession of inside information.

6	CONDITIONS FOR EXERCISE OF OPTIONS

6.1	Conditions related to the Options

Only vested Options may be exercised.

6.2	Conditions related to the Option Holder

6.2.1	Resignation

If an Option Holder resigns from the Option Holder’s employment with an entity in the Group at his/her own request, all unexercised Options shall automatically become void.

Notwithstanding anything to the contrary in these Rules, in the event the Option Holder’s employment with the Group is terminated due to the Option Holder retiring at the statutory retirement age or as a result of a level of disability making the Option Holder unable to continue the employment, all options already granted shall remain intact and no further options will be granted.

6.2.2	Termination

In the event of a summary dismissal of an Option Holder’s employment for cause, or if the Option Holder is terminated without cause, or if the Option Holder is convicted in a court of law for a criminal offence, any unexercised Options, whether vested or unvested, shall automatically become void and lapse without compensation.

7	OPTION EXERCISE

7.1	Procedure for exercise of Options

Options shall be exercised by the Option Holder by notification through the Company’s designated stock options management provider and platform, Optio.

Option Holder shall also deliver a written notice of exercise to the Company’s CEO (for the CEO to the Chairman), with a copy to the CFO, or such other person as specified by the Company.

7.2	Payment of the Strike Price

The Option Holder shall pay the Strike Price for each Option exercised to a bank account specified by the Company (unless the Company resolves to cash settle the Options), and the Company shall receive the Strike Price for each Option exercised before the close of the relevant Exercise Window.

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8	CERTAIN CORPORATE EVENTS

8.1	Changes in capitalization

If and whenever the Company should (i) split (subdivide) its outstanding shares into a larger number of shares, or (ii) consolidate its outstanding shares into a smaller number of shares, the number of Options held by each Option Holder and the Strike Price (for awarded Options) shall be adjusted accordingly in order for the share split (subdivision) or share consolidation not to have any effect on the value of the Option Holders’ Options.

8.2	Dividends

In the event dividends or other distributions in cash or in kind are made to the shareholders of the Company, the Strike Price for awarded Options shall be reduced with an amount equal to the NOK value distributed per share.

8.3	Rights issues

In the event of a rights issue or repair issue is conducted by the Company, where the subscription price is lower than VWAP (determined as set out below), the Strike Price for awarded Options shall be reduced to reflect the dilutive effect of the share issue. The reduction amount shall be calculated as follows:

Reduction amount = VWAP – Calculated Post Money Value Per Share where:

VWAP shall be determined by trades in the Shares the last five days which the shares trade inclusive the right to participate in the share issue; and

"Calculated Post Money Value Per Share" shall be equal to {(VWAP x number of shares outstanding prior to the share issue) + gross proceeds from the share issue} divided by the number of shares outstanding post the share issue

8.4	Statutory Mergers

8.4.1	The Company is the surviving entity

A merger in which another Company is merged into the Company shall not affect the Options.

8.4.2	The Company is not the surviving entity

If the Company is not the surviving entity in a statutory merger or similar transaction (a "Statutory Merger"), and the Option Holder does not exercise its vested options prior to completion of the Statutory Merger, then the Option Holder shall be obliged to accept a new option program for shares in the surviving entity or its parent Company (the "Substitute Option Program") and forfeit the vested Options. The Board will use reasonable efforts to negotiate with the surviving entity so as to achieve that the Substitute Option Program shall be no less favourable to the Option Holders than the main terms of these Rules.

The Option Holders are for any unvested Options obliged to accept a Substitute Option Program of substantially similar value and forfeit the unvested Options immediately after completion of the merger.

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If, within 30 days following completion of the Statutory Merger, the unvested Options are not replaced by a Substitute Option Program, the Options shall immediately vest.

8.5	Demergers/Spin-off

If the Company resolves a demerger/spin-off and the Company’s shareholders receive shares in another Company as a consideration in the transaction, then the awarded Options shall apply to shares in both the Company and that other Company and be split in the same proportion as the share capital of the Company is divided between the two companies.

However, the Board may decide that the Options of any Option Holder shall only relate to shares in the Company where the Option Holder is employed subsequent to the demerger/spin off (or to shares in such Company’s parent Company). In such a case the number of shares under each Option shall be adjusted so that the total Strike Price for the Options is (approximately) unaffected by the demerger/spin-off.

8.6	Illiquidity events

If a shareholder becomes the owner of at least 9/10 of the issued shares of the Company or the shares in the Company shall cease to be listed on the Oslo Stock Exchange or another stock exchange or regulated market of similar standing (an "Illiquidity Event"), then the Options when exercised shall be settled in cash unless otherwise agreed. The value of the Options at the time of exercise shall be calculated to reflect the net asset value of the Company on an undisturbed basis (i.e. as if the Company had continued on a stand-alone basis with the fleet and financing it had at the time of occurrence of the Illiquidity Event).

8.7	Alteration of capital

The following events (whether singly or in combination) shall not be recognised as events requiring adjustments to the Strike Price:

(i)	any issue of securities as consideration for acquisition of any assets by the Company, or private placement of securities;

(ii)	any issue of securities pursuant to any joint venture and/or debt conversion;

(iii)	any issue of shares arising from the exercise of any warrants, or the conversion of any convertible securities issued by the Company (other than pursuant to a rights issue); or

(iv)	any issue of shares pursuant to any scrip dividend scheme for the time being of the Company.

8.8	Take-over offers

(i)	In the event of a take-over offer being made for the Company, an appropriate offer to the Option Holders must be made by the offeror in accordance with this clause.

(ii)	Such offer to the Option Holders should not be made conditional on any particular level of acceptances unless the share offer itself is conditional on the offer to the Option Holders achieving that level of acceptance.

(iii)	The appropriate offer price for the Options shall be at least the "see-through price", being the excess of the offer price for the underlying shares of the Company over the exercise price of the Options. Where the see-through price is zero or negative, a nominal amount may be offered by the offeror for the Options.

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9	DELIVERY OF OPTION SHARES

9.1	New shares, treasury shares or cash payment

Options that have been exercised shall, in the discretion of the Company, be settled by either:

(i)	the issuance by the Company of new shares to the Option Holder (cf clause 9.2);

(ii)	the sale by the Company of treasury shares to the Option Holder (cf clause 9.3); or

(iii)	the transfer to the Option Holder of a NOK amount (or an equivalent amount in any other relevant currency) for each exercised Option equal to the market price of the shares in the Company less the Strike Price (cf clause 9.4).

9.2	Issuance of New Shares

If the Company resolves to settle exercised Options by the issuance of new shares, then the Board or the general meeting of the Company, as the case may be, will resolve to issue the number of new shares in respect of which Options have been exercised. Delivery of the new shares may be time-consuming, and the Company shall not be liable for any loss suffered by an Option Holder by share price developments in the period from the exercise of Options until delivery of the new shares.

9.3	Sale of Treasury Shares

If the Company resolves to settle exercised Options by the sale of treasury shares held by the Company then the Company shall procure that the exercising Option Holders are registered as owners of the respective Option Shares in the Company’s shareholder register and that the shares are transferred to the respective Option Holders’ VPS account, if applicable, when the Strike Price has been received by the Company.

9.4	Cash Settlement Right

The Company may in its sole discretion resolve to settle exercised Options with a cash amount equal to the market price of the shares in the Company at the day of exercise, less the Strike Price (the "Cash Settlement Amount").

10	HOLDING PERIOD

Option Holders exercising Options are encouraged to voluntarily, for a period of 36 months from exercise to hold at least a number of Option Shares having a value at the time of exercise equal to 50% of the net proceeds received from the Option exercise.

11	CLAWBACK

(i)	If the Option Holder has received Options Shares delivered upon the exercise of Options, on the basis of data, which prior to or after the Vesting Date prove to be manifestly misstated, the Company shall be entitled to reclaim from the Option Holder in full or in part, any unvested Options or, as applicable, the undue value of Option Shares delivered to the Option Holder.

(ii)	If the Option Holder has:

•	wilfully and continuously failed to perform duties assigned by the Company;

•	wilfully engaged in conduct which, in the reasonable opinion of the Board, is injurious to the Company, monetarily or otherwise, including conduct that constitutes a material violation of the policies, procedures or rules of the Company, or;

•	Committed or abetted an act of fraud, embezzlement, theft or any other act constituting a criminal offence involving dishonesty or moral turpitude under applicable laws,

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the Company shall be entitled, at any time within two years of the Company becoming aware of the occurrence of any of the circumstances referred to in 11 (ii) above, to void in full or in part any unexercised Options and as applicable, demand;

a)	the return of the Option Shares to the Company, against payment by the Company of the Strike Price paid by the Option Holder; or

b)	payment of the value derived by the Option Holder from exercising the Options.

(iii)	If the Option Holder leaves the employment of a Group company for any of the reasons listed in clause 6 within the period between the Early Vesting Date and the Vesting Date for non-Accelerated Options, but after having exercised Accelerated Options, the Company shall be entitled to reclaim from the Option Holder, in full or part, the value of the Accelerated Option Shares delivered to the Option Holder, and the value shall be the difference between the market price of the Accelerated Option Shares at the day of exercise less the Strike Price and non-refundable taxes paid in connection with exercise.

(iv)	If any demand under this clause is not settled within fourteen (14) days after the Company’s written demand to the Option Holder, the Company shall be entitled to set- off the reclaimed amount against any amounts owing from the Company or any Group company, including any owing in respect of future salary or other remuneration payments, or to take other actions to reclaim the outstanding amounts.

(v)	In addition to the above, and in connection with the Company’s dual listing on the New York Stock Exchange (“NYSE”), the Board has adopted additional provisions in a clawback policy (the “Clawback Policy”). Such policy satisfies the requirements of the NYSE listing rules and became effective upon the Company’s listing on the NYSE. The Clawback Policy applies to incentive-based compensation awarded to certain employees who qualify as “Covered Executives” (as defined in the Clawback Policy). All Covered Executives are required to execute an acknowledgement that it has received a copy of the Clawback Policy and that the executive agrees to be bound by the policy. Employees who are not Covered Executives may not be subject to the Clawback Policy. Any rights the Company has to clawback incentive-based compensation of Covered Executives pursuant to the Clawback Policy are in addition to, and expressly not to the exclusion of, any other legal or equitable rights the Company may have pursuant to the terms and conditions in this LTIP or otherwise.

12	INSIDER TRADING RULES AND DISCLOSURE OBLIGATIONS

12.1	Insider trading rules

Each Option Holder shall accept receipt of Options or before exercising such Options carefully consider whether he/she is in a position to do so under applicable external or Group internal insider trading rules, and the Option Holder shall not accept receipt of Options or exercise Options if he/she is prevented from doing under applicable insider trading rules.

Provided that such exercise is permitted under applicable law, an Option Holder may exercise Options on the Expiry Date even if being privy to insider information. In that event the Company shall, at the written request of the Option Holder, settle in cash at least the number of Options required to cover the estimated liquidity requirement of the Option Holder triggered by the exercise of the Options (i.e. tax payment obligations and payment of the Strike Price for Options for which shares are issued or transferred to the Option Holder).

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An Option Holder shall not be entitled to make any claims against the Company or other companies in the Group:

(i)	if insider trading rules prevents the Option Holder’s exercise of Options; or

(ii)	for any loss suffered by the Option Holder should the Option Holder act in breach of any applicable insider trading rules.

12.2	Duty to disclose

As long as the Company is listed on Oslo Børs or any other stock exchange or regulated market of similar standing, the acceptance of receipt of Options will be a disclosable event for Primary Insiders (as defined in the Market Abuse Regulation as implemented in the STA (or other rules applicable to the relevant market)). Furthermore, the exercise of the Options will be a disclosable event for the Primary Insiders. Immediately after acceptance of the Options and exercise of the Options, respectively, the Primary Insider shall send a notification to the Norwegian Financial Supervisory Authority by submitting the form designated for such notifications and the Company should disclose the acceptance or exercise, respectively, to the public by way of a stock notice and an attached form detailing the transaction details, including the identity of the Primary Insider, type of transaction, volume and price.

The Company and the Option Holders are responsible for fulfilling their respective disclosure obligations in a timely and correct manner. However, the Company will endeavour to assist the Primary Insiders with their disclosure, and each Option Holder (if he/she is a Primary Insider at that point in time) shall cooperate with the Company to ensure that correct information concerning the Option Holder’s holding of securities in the Company and rights to such securities is provided in such disclosure.

13	TAX MATTERS

13.1	General

Each Option Holder shall be fully liable for any and all tax liabilities imposed upon the Option Holder, including, but not limited to, taxes imposed by reason of exercise of Options, delivery of Option Shares or payment of cash settlement in lieu of Option Shares.

The Company or the Company in the Group that is the employer of the Option Holder at the relevant point in time will declare any Option and any issuance of Shares or payment of cash on the basis of these Rules to the relevant tax authorities in accordance with applicable law.

The Group shall have the right to deduct applicable taxes from any payment and withhold, at the time of delivery of cash or Option Shares under these Rules, an appropriate amount of cash or number of Option Shares or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary for the opinion of the Group to satisfy all obligations for withholding of such taxes.

Any Option pursuant to these Rules, and any gain achieved from exercising the Option, shall not be included as the basis for holiday allowance, pension entitlements or similar obligations by the Company or the Group Company that is the employer of the Option Holder at the relevant point in time.

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13.2	Singapore Individual Income Tax Implications

13.2.1	Descriptive guideline

The below description of Singapore tax rules is provided here as a guideline only, and determination of tax will be subject to actual rules in place at any relevant point in time.

13.2.2	Tax implications at Grant

There will be no tax implication on the Option Holder at the grant of the share Option.

13.2.3	Tax implications at Vesting

There will be no tax implications on the Option Holder during the vesting period of the share Option.

13.2.4	Tax implications on Exercise

The Option holder will be taxed at the point of exercising the share Option.

13.2.5	Tax implications if a holding period (selling restriction) is imposed.

The Option Holder will be taxed on the date when the holding period ends. This is the date when the selling restriction is lifted. There is no imposed holding period in the current scheme.

13.2.6	Tax implications at Sale of the Shares

The Option Holder will have no further exposure to tax at sale.

13.2.7	Calculating the taxable gain

The taxable gain is computed as the difference between the Open Market Value (OMV) of the shares on the taxing point and the strike price paid by the Option Holder.

13.2.8	Deemed exercise for foreign national departing Singapore

Any unexercised share Option which had been granted to foreign national employees during their Singapore employment/assignment and are not cancelled/forfeited upon cessation of the Singapore employment, shall for the calculation of income tax, be deemed to have been exercised one month prior to the cessation of the Singapore employment or the date of grant, whichever is later.

The deemed exercise rule will apply in either of the following two scenarios:

(i)	Non-Singapore citizen employees who are leaving/ departing from Singapore for more than 3 months (say on a deputation/ secondment overseas).

(ii)	Non-Singapore citizen employees who are ceasing their current Singapore employment (even if not leaving Singapore).

If the deemed gains reported are higher than the actual gains, the non-Singapore citizen employee may apply to the Inland Revenue Authority of Singapore (IRAS) for reassessment within 4 years from the end of the Year of Assessment in which the deemed gains were taxed. For example, if the employee ceases his/her Singapore employment in calendar year 2022 (i.e. Year of Assessment 2023) and the deemed gain has been reported in Year of Assessment 2023, the application for reassessment must be made latest by 31 December 2027.

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13.2.9	Central Provident Fund (CPF)

If the exercised Options are settled with a cash amount equal to the market price of the Company’s share less the strike price, the Company and its employees who are Singapore Citizens or Singapore Permanent Residents are required to contribute to the Central Provident Fund on the cash amount based on the prevailing CPF rates.

13.2.10	Employer’s Reporting Obligation

(i)	For share Options granted during Singapore employment, the Company is required to report the gain on the share Options, along with other employment income on the employee’s return of employee’s remuneration (Form IR8A and Appendix 8B) for the calendar year in which the taxable event occurs.

(ii)	Share Options granted whilst not under Singapore employment, need not be reported to the Singapore authorities, even if they are exercised at a time when the participant is exercising

(iii)	employment in Singapore as the same is considered a foreign- sourced income.

(iv)	In addition, should a foreign national employee leave Singapore or cease Singapore employment, the Company is required to report the share related gains (including deemed gains) along with other employment income, in the Notification of a Non- Citizen’s Cessation of Employment or Departure from Singapore (Form IR21 and Appendix 2). This should be filed at least one month prior to cessation of the employee’s Singapore employment. Where the employer is bearing the full Singapore taxes for the employee, the Form IR21 is due two months from the date of cessation of employment.

13.2.11	Employee’s Reporting Obligation

The share gains from the exercised share Option should be auto-included in the Form IR8A filed by the employer and the same would automatically appear in Form B1 as employment income, under the auto-inclusion scheme. As such, individual employees need not enter the details of the gain for the share Options separately. However, the employees are advised to check and ensure that the gain is calculated and reported correctly by the employer.

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14	MISCELLANEOUS

14.1	Transfers of Options

14.1.1	General

The Options are personal and cannot be transferred. An Option Holder may not pledge or use the Options as security or basis for granting of options, entering into of forward contracts or similar arrangements relating to shares in the Company.

14.1.2	Death of Option Holder

In the event of an Option Holder’s death, all options already granted shall remain intact and no further options will be granted. The Company shall settle the Options regarded as exercised pursuant to this clause by cash compensation (ref clause 9.4). The Company shall provide reasonable advice to the next of kin.

14.2	Rights in the Company

These Rules shall not give any rights in or against the Company or any other Company in the Group other than as set out in these Rules. Accordingly, the Option Holders have no rights in respect of an increase or reduction of the share capital, issuance of financial instruments, distributions, demerger/spin-off, merger, conversion, or dissolution of the Company, other than as set out in these Rules.

14.3	Right to terminate employment

Nothing in these Rules shall confer upon an Option Holder the right to continue in the employment of the Group or affect any right which the Company or any other Company in the Group may have to terminate or modify the employment of the Option Holder with or without cause.

14.4	Lapsing of Options

The Option Holder shall not be entitled to compensation or have any other rights against the Company or any other Company in the Group should any of the options expire or otherwise lapse without having been exercised.

14.5	US Securities Act

The securities issued pursuant to this Plan have not been registered under the US Securities Act of 1933, as amended and may not be offered or sold in the United States unless registered pursuant to that Act or pursuant to an available exemption from registration.

14.6	Data Protection

As part of this LTIP, the Company will process personal data concerning the Option Holder for the purposes of the establishment and administration of the LTIP. The processing of personal data is required for the Company to fulfil its obligations in relation to the LTIP.

Such personal data will include name and other identification data of the Option Holder, information regarding the employment relationship which is relevant for administration of the LTIP and information on the number of Options and shares in the Company each Option Holder is eligible to receive. The data may be transferred to public authorities, if required by law or applicable regulations.

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Personal data will be stored by the Company for a period of five (5) years following the conclusion of the Option Holder’s participation in the LTIP. The Option Holder has the right to request access to and rectification of the data relating to the Option Holder. Provision by the Option Holders of the above personal data is a prerequisite for participating in the LTIP.

14.7	Practical Instructions

In order for the delivery of the Options or shares in the Company to be effected, the Option Holder shall comply with the practical instructions provided by the Company. If the Option Holder does not comply with the instructions provided by the Company in a timely manner, the Company will be entitled to deem the right to receive Options or shares in the Company as having lapsed without further notice and without any right of compensation to the Option Holder. Neither the Company nor any other Group Company or their representatives may be held liable for any failure to deliver Options or shares in the Company to the Option Holder due to the Option Holder not complying with the instructions provided.

14.8	Entire Rules, Amendments

These Rules constitute the entire rules of the Group and the Option Holders with respect to the subject matter hereof and supersede in its entirety all prior undertakings, understandings, and agreements of the Company and any Option Holder with respect to the subject matter.

The Board is entitled, in its full discretion, to resolve amendments and supplements and modifications to these Rules, including termination of the program, at any time provided that any such resolution is in the best interest of the Group. The Board is not entitled to make any amendments to Options already granted.

15	GOVERNING LAW AND JURISDICTION

These Rules shall be governed by and construed in accordance with Norwegian law. Any dispute arising out or in connection with these Rules shall be finally settled by the Norwegian courts, with Oslo District Court as the court of the first instance. In the case of disputes by the Company, all legal fees will be borne by the Company.

* * *

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